File No. 812-15585

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

SABA CAPITAL INCOME & OPPORTUNITIES FUND II AND SABA CAPITAL INCOME & OPPORTUNITIES FUND AND SABA CAPITAL MANAGEMENT, L.P. AND SABA CAPITAL CARRY NEUTRAL TAIL HEDGE PARTNERS, L.P. AND SABA CAPITAL CARRY NEUTRAL TAIL HEDGE OFFSHORE FUND, LTD. AND SABA CAPITAL CARRY NEUTRAL TAIL HEDGE MASTER FUND, LTD. AND SABA CAPITAL PARTNERS, L.P. AND SABA CAPITAL OFFSHORE FUND, LTD. AND SABA CAPITAL MASTER FUND, LTD. AND SABA CAPITAL CEF OPPORTUNITIES 1 ONSHORE, L.P. AND SABA CAPITAL CEF OPPORTUNITIES 1 OFFSHORE, LTD. AND SABA CAPITAL CEF OPPORTUNITIES 1, LTD. AND SABA CAPITAL CEF OPPORTUNITIES 2 OFFSHORE, LTD. AND SABA CAPITAL CEF OPPORTUNITIES 2, LTD. AND SABA CAPITAL CEF OPPORTUNITIES 3, LTD. AND SABA CAPITAL CEF SPECIAL OPPORTUNITIES OFFSHORE FUND 1, LTD. AND SABA CAPITAL CEF SPECIAL OPPORTUNITIES ONSHORE FUND 1, LP AND SABA CAPITAL CEF SPECIAL OPPORTUNITIES MASTER FUND 1, LTD. AND SABA CAPITAL CEF SPECIAL OPPORTUNITIES OFFSHORE FUND 2, LTD. AND SABA CAPITAL CEF SPECIAL OPPORTUNITIES ONSHORE FUND 2, LP AND SABA CAPITAL CEF SPECIAL OPPORTUNITIES MASTER FUND 2, LTD. AND SABA CAPITAL ARCADIA MASTER FUND, LTD. AND SABA CAPITAL ARCADIA ONSHORE FUND, L.P. AND SABA CAPITAL R FUND, LTD. AND SABA CAPITAL W FUND, LTD. AND SABA CAPITAL BLUEBIRD FUND, LTD. AND SABA II AGGREGATOR VEHICLE LLC AND SABA CAPITAL OFFSHORE FUND II, LTD. AND

SABA II AIV LP AND SABA CAPITAL MASTER FUND II, LTD. AND SABA CAPITAL MATADOR FUND, LTD. AND SABA CAPITAL M FUND, LTD. AND SABA K FUND, LP

405 Lexington Avenue, 58th Floor

New York, New York 10174

AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO

SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Saba Capital Management, L.P. 405 Lexington Avenue, 58th Floor New York, New York 10174 Attention: Michael D’Angelo Michael.DAngelo@sabacapital.com	George M. Silfen Alston & Bird LLP 90 Park Avenue New York, New York 10016 (212) 905-9106 George.silfen@alston.com

August 12, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF SABA CAPITAL INCOME & OPPORTUNITIES FUND II AND SABA CAPITAL INCOME & OPPORTUNITIES FUND AND SABA CAPITAL MANAGEMENT, L.P. AND SABA CAPITAL CARRY NEUTRAL TAIL HEDGE PARTNERS, L.P. AND SABA CAPITAL CARRY NEUTRAL TAIL HEDGE OFFSHORE FUND, LTD. AND SABA CAPITAL CARRY NEUTRAL TAIL HEDGE MASTER FUND, LTD. AND SABA CAPITAL PARTNERS, L.P. AND SABA CAPITAL OFFSHORE FUND, LTD. AND SABA CAPITAL MASTER FUND, LTD. AND SABA CAPITAL CEF OPPORTUNITIES 1 ONSHORE, L.P. AND SABA CAPITAL CEF OPPORTUNITIES 1 OFFSHORE, LTD. AND SABA CAPITAL CEF OPPORTUNITIES 1, LTD. AND SABA CAPITAL CEF OPPORTUNITIES 2 OFFSHORE, LTD. AND SABA CAPITAL CEF OPPORTUNITIES 2, LTD. AND SABA CAPITAL CEF OPPORTUNITIES 3, LTD. AND SABA CAPITAL CEF SPECIAL OPPORTUNITIES OFFSHORE FUND 1, LTD. AND SABA CAPITAL CEF SPECIAL OPPORTUNITIES ONSHORE FUND 1, LP AND SABA CAPITAL CEF SPECIAL OPPORTUNITIES MASTER FUND 1, LTD. AND SABA CAPITAL CEF SPECIAL OPPORTUNITIES OFFSHORE FUND 2, LTD. AND SABA CAPITAL CEF SPECIAL OPPORTUNITIES ONSHORE FUND 2, LP AND SABA CAPITAL CEF SPECIAL OPPORTUNITIES MASTER FUND 2, LTD. AND SABA CAPITAL ARCADIA MASTER FUND, LTD. AND SABA CAPITAL ARCADIA ONSHORE FUND, L.P. AND SABA CAPITAL R FUND, LTD. AND SABA CAPITAL W FUND, LTD. AND SABA CAPITAL BLUEBIRD FUND, LTD. AND SABA II AGGREGATOR VEHICLE LLC AND SABA CAPITAL OFFSHORE FUND II, LTD. AND

SABA II AIV LP AND SABA CAPITAL MASTER FUND II, LTD. AND SABA CAPITAL MATADOR FUND, LTD. AND SABA CAPITAL M FUND, LTD. AND SABA K FUND, LP

405 Lexington Avenue, 58th Floor

New York, New York 10174

File No. 812-15585

: : : : : : : : : : : : : : : : : : : : : : :	AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

●	Saba Capital Income & Opportunities Fund, a closed-end management investment company registered under the 1940 Act (“BRW”);

●	Saba Capital Income & Opportunities Fund II, a closed-end management investment company registered under the 1940 Act (“SABA” and together with BRW, the “Existing Regulated Funds”);

●	Saba Capital Management, L.P., (“Saba Capital”), an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and its successors[2]; and;

●	The entities identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”; together with the Existing Regulated Funds and Saba Capital, the “Applicants”).[3]

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	The term “successor,” as applied to the Adviser, means an entity that results from a reorganization into another jurisdiction or change in type of business organization.

[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment

Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	BRW

BRW was formed as a Massachusetts business trust and formally commenced investment operations on May 12 1987. BRW is a non-diversified closed-end management investment company registered under the 1940 Act, whose shares are traded on the New York Stock Exchange (“NYSE”). BRW intends to qualify annually as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. BRW’s principal place of business is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

[4]	Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund and (b) any Joint Venture (as defined below) of a Regulated Fund. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required).

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s chief compliance officer, and the Joint Venture’s investment committee will be deemed to be the Joint Venture’s Board.

[5]	Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7]	“Adviser” means Saba Capital, and any other investment adviser controlling, controlled by, or under common control with Saba Capital. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

BRW’s investment objective is to seek to provide high current income, with a secondary goal of capital appreciation. BRW has a five-member board (the “BRW Board”), of which four members are not “interested” persons of BRW, within the meaning of Section 2(a)(19) of the 1940 Act. 9

B.	SABA

SABA was formed as a Delaware statutory trust under the Delaware Statutory Trust Act and formally commenced investment operations on January 28, 1988. SABA is a non-diversified closed-end management investment company registered under the 1940 Act, whose shares are traded on the NYSE. SABA intends to qualify annually as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. SABA’s principal place of business is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

SABA’s investment objective is to seek to provide high current income, with a secondary goal of capital appreciation. SABA has a seven-member board (the “SABA Board” and together with the BRW Board, the “Board”), of which six members are not “interested” persons of SABA, within the meaning of Section 2(a)(19) of the 1940 Act.

C.	The Existing Affiliated Funds

Saba Capital is the investment adviser to the Existing Affiliated Funds. Each Existing Affiliated Fund is a separate and distinct legal entity and, when and if offering its interests to U.S. persons, would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. A complete list of the Existing Affiliated Funds is included in Appendix A.

D.	Saba Capital

Saba Capital serves as the investment adviser of the Existing Regulated Funds and the Existing Affiliated Funds and either it or another Adviser will serve as the investment adviser to any Future Regulated Fund. Saba Capital is a Delaware limited partnership and is a registered investment adviser with the Commission under the Advisers Act.

Saba Capital manages assets predominantly for institutions, including corporate pensions, public pensions, foundations, fund of funds, endowments, and family offices. The firm focuses on credit and equity relative value, tail hedging, and closed-end funds. The firm is headquartered in New York, NY.

Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund, respectively, Saba Capital will, among other things, manage the investment portfolio, and direct purchases and sales of portfolio securities.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) applies to any investment adviser to a closed-end fund, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Section 17(d). In addition, any entities or accounts controlled by or under common control with Saba Capital and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Section 17(d). Finally, with respect to any Wholly-Owned Investment Sub or Joint Venture of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Rule 17d-1 under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

[10]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

[11]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

4. No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

[12]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[13]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[14]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant

[15]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16

6. Dispositions:

(a) Prior to any Disposition17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

[16]	The Affiliated Entities may adopt shared Co-Investment Policies.

[17]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[18]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Rule 17d-1 limits the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Section 17(d) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

[19]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, New York 10174

Attention: Michael D’Angelo

Michael.DAngelo@sabacapital.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

George M. Silfen

Alston & Bird LLP

90 Park Avenue

New York, New York 10016

(212) 905-9106

George.silfen@alston.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section Rule 17d-1 permitting certain joint transactions otherwise prohibited by Section 17(d) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

[20]	See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

The Applicants have caused this Application to be duly signed on their behalf on the 12th day of August, 2025.

Saba Capital Income & Opportunities Fund

By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	Secretary

Saba Capital Income & Opportunities Fund II

By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	Secretary

Saba Capital Carry Neutral Tail Hedge Partners, L.P.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Carry Neutral Tail Hedge Offshore Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Carry Neutral Tail Hedge Master Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Partners, L.P.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Offshore Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Master Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

SABA CAPITAL CEF OPPORTUNITIES 1 ONSHORE, L.P.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Opportunities 1 Offshore, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Opportunities 1, LTD.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

SABA CAPITAL CEF OPPORTUNTIES 2 Offshore, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Opportunities 2, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Opportunities 3, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Special Opportunities Offshore Fund 1, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Special Opportunities Onshore Fund 1, LP

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Special Opportunities Master Fund 1, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Special Opportunities Offshore Fund 2, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Special Opportunities Onshore Fund 2, LP

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Special Opportunities Master Fund 2, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Arcadia Master Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Arcadia Onshore Fund, L.P.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital R Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital W Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Bluebird Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba II Aggregator Vehicle LLC

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Offshore Fund II, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba II AIV LP

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Master Fund II, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Matador Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital M Fund, Ltd.

By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	Authorized Signatory

Saba K FUND, LP

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Management, L.P.

By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

EXHIBIT A

Verification of Statement of Facts and Application pursuant to Rule 17d-1 under the Investment Company Act of 1940 for an Order of the Commission

Each undersigned states that he or she has duly executed the attached Application for an order under Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated August 12, 2025 for and on behalf of each entity listed below, and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. Each undersigned further states that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief. Dated: August 12, 2025

Saba Capital Income & Opportunities Fund

By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	Secretary

Saba Capital Income & Opportunities Fund II

By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	Secretary

Saba Capital Carry Neutral Tail Hedge Partners, L.P.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Carry Neutral Tail Hedge Offshore Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Carry Neutral Tail Hedge Master Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Partners, L.P.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Offshore Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Master Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Opportunities 1 Onshore, L.P.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Opportunities 1 Offshore, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Opportunities 1, LTD.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

SABA CAPITAL CEF OPPORTUNTIES 2 Offshore, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Opportunities 2, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Opportunities 3, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Special Opportunities Offshore Fund 1, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Special Opportunities Onshore Fund 1, LP

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Special Opportunities Master Fund 1, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Special Opportunities Offshore Fund 2, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Special Opportunities Onshore Fund 2, LP

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital CEF Special Opportunities Master Fund 2, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Arcadia Master Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Arcadia Onshore Fund, L.P.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital R Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital W Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Bluebird Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba II Aggregator Vehicle LLC

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Offshore Fund II, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba II AIV LP

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Master Fund II, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Matador Fund, Ltd.

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital M Fund, Ltd.

By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	Authorized Signatory

Saba K FUND, LP

By:	Saba Capital Management, L.P., its investment manager
By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Saba Capital Management, L.P.

By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	General Counsel

Exhibit B

Resolutions Adopted by the Board of Trustees (the “Board”) of Saba Capital Income and Opportunities Fund (the “Fund”)

WHEREAS, the Board has reviewed the Fund’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as an exhibit, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; and

WHEREAS, the Board deems it advisable and in the best interest of the Fund that the Fund file the Exemptive Application.

RESOLVED, that the officers of the Fund (the “Officers”) be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto; and

FURTHER RESOLVED, that the Officers shall be, and hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by the Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that each Officer be, and hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officer may deem necessary and to identify by such Officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Exhibit C

Resolutions Adopted by the Board of Trustees (the “Board”) of Saba Capital Income and Opportunities Fund II (the “Fund”)

WHEREAS, the Board has reviewed the Fund’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as an exhibit, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; and

WHEREAS, the Board deems it advisable and in the best interest of the Fund that the Fund file the Exemptive Application.

RESOLVED, that the officers of the Fund (the “Officers”) be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto; and

FURTHER RESOLVED, that the Officers shall be, and hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by the Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that each Officer be, and hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officer may deem necessary and to identify by such Officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Appendix A

Existing Affiliated Funds

Saba Capital Carry Neutral Tail Hedge Partners, L.P.

Saba Capital Carry Neutral Tail Hedge Offshore Fund, Ltd.

Saba Capital Carry Neutral Tail Hedge Master Fund, Ltd.

Saba Capital Partners, L.P.

Saba Capital Offshore Fund, Ltd.

Saba Capital Master Fund, Ltd.

Saba Capital CEF Opportunities 1 Onshore, L.P.

Saba Capital CEF Opportunities 1 Offshore, Ltd.

Saba Capital CEF Opportunities 1, Ltd.

Saba Capital CEF Opportunities 2 Offshore, Ltd.

Saba Capital CEF Opportunities 2, Ltd.

Saba Capital CEF Opportunities 3, Ltd.

Saba Capital CEF Special Opportunities Offshore Fund 1, Ltd.

Saba Capital CEF Special Opportunities Onshore Fund 1, LP

Saba Capital CEF Special Opportunities Master Fund 1, Ltd.

Saba Capital CEF Special Opportunities Offshore Fund 2, Ltd.

Saba Capital CEF Special Opportunities Onshore Fund 2, LP

Saba Capital CEF Special Opportunities Master Fund 2, Ltd.

Saba Capital Arcadia Master Fund, Ltd.

Saba Capital Arcadia Onshore Fund, L.P.

Saba Capital R Fund, Ltd.

Saba Capital W Fund, Ltd.

Saba Capital Bluebird Fund, Ltd.

Saba II Aggregator Vehicle LLC

Saba Capital Offshore Fund II, Ltd.

Saba II AIV LP

Saba Capital Master Fund II, Ltd.

Saba Capital Matador Fund, Ltd.

Saba Capital M Fund, Ltd.

Saba K Fund, LP